Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces First Quarter 2013 Financial Results

- Global Demand for Renaissance System Drives Revenue to $4.9 Million-

-U.S. Revenue Increases 80% to $4.1 Million-

-Gross Margin Expands to 80.6%-

-Company Commences Trading of ADSs on Nasdaq-

-Conference Call Today at 8:30 AM EST-

CAESAREA, Israel – May 29, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today its financial results for the first quarter ended March 31, 2013.  On May 28, 2013, the Company’s American Depository Shares (ADS) commenced trading on NASDAQ under the trading symbol “MZOR.”  The Company’s ordinary shares will continue to trade on the Tel Aviv Stock Exchange (TASE) under the symbol “MZOR.”

FIRST QUARTER 2013 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue more than doubled to $4.9 million in the first quarter of 2013 compared to $2.4 million in the first quarter of 2012.  U.S. generated revenue grew 80% to $4.1 million from $2.2 million in the first quarter of 2012. The increase was primarily due to the commercial sale of six units of the Company’s Renaissance™ system in the first quarter of 2013 compared with three unit sales in the first quarter of 2012. International non-U.S. revenues increased to $0.8 million compared to $0.2 million reported in the first quarter of 2012 reflecting the Company’s Renaissance™ system sales to its Australian distributor in the first quarter of 2013. Recurring revenue from system kit sales, services and other totaled $1.2 million in the first quarter of 2013, or 25% of total sales, compared with $0.6 million, or 24% of total sales, in the first quarter of 2012.

Gross margin in the first quarter of 2013 expanded to 80.6%, compared to 75.4% in the first quarter of 2012.

Total operating expenses in the first quarter of 2013 were $4.6 million compared to $3.0 million in the first quarter of 2012, reflecting the Company’s investments in sales and marketing resources.

Operating loss for the first quarter of 2013 was $0.7 million compared to $1.1 million, in first quarter of 2012.

Net financing expenses were $9.9 million and include an amount of $9.9 million with respect to the revaluation of the fair value of the derivative instruments granted as part of the Company’s prior financing agreement with Oracle Investment Management Group.

Net loss for the first quarter of 2013 was $10.6 million, or ($0.36) per share, compared to a net loss of $1.3 million, or ($0.06) per share, in the first quarter of 2012.

Cash used in operating activities in the first quarter was 2013 was $1.8 million. As of March 31, 2013, cash, cash equivalents and marketable securities totaled $15.1 million.

With the initiation of the ADR program and listing of the Company’s ADSs on Nasdaq, the Company has completed the conditions necessary to receive the second tranche of the investment funds pursuant to financing agreement dated August 8, 2012 with a group of institutional and accredited investors, led by Oracle Investment Management Group. The second tranche amount of approximately $7.5 million is expected to be received by June 30, 2013.

FIRST QUARTER 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.

The reconciliation primarily relates to non-cash expense in the amount of $9.9 million with respect to the revaluation of the fair value of the derivative instruments granted as part of the Company’s financing agreement with Oracle Investment Management Group.

On a non-GAAP-basis, the net loss was $0.4 million, or ($0.01) per share, compared to a net loss of $1 million, or ($0.05 per share) in the first quarter of 2012.

MANAGEMENT’S COMMENTS

“Our record revenue and strong year-over-year growth in the first quarter clearly demonstrates the success of our penetration strategy to the U.S. market with the Renaissance™ system, our state-of-the-art surgical guidance system for spine procedures” said Ori Hadomi, CEO of Mazor Robotics. “Our focused sales approach on leading hospitals in spine surgery is yielding positive results.  Additionally, our efforts to grow internationally were very successful specifically in Asia, as we sold our first Renaissance™ systems in Australia and Taiwan.

We believe this momentum, coupled with the continued regulatory approval in select markets, as well as continued positive clinical results, such as those that have been recently documented validating the extremely high efficacy of Renaissance™, will accelerate our penetration rate in the U.S. and global markets.  Our goal is to ensure surgeons and hospital executives have complete confidence in using our systems, from both clinical and business perspectives, and that their patients are receiving the best care.”

YEAR TO DATE HIGHLIGHTS

•
Six Renaissance™ systems in the U.S., including Baptist Health (Florida) and Westside Surgical Hospital (Texas). A major U.S. hospital corporation is placing Renaissance in four of its institutions throughout the U.S.

•	Mazor received its first orders for the Renaissance™ system from distributors in Taiwan and Australia.

•	Mazor received an order for the second Renaissance™ system from its distributor in India, to be installed in Nova Medical’s New Delhi hospital.

•	The Company’s Russian distribution partner, Neuroproject, placed an order for a Renaissance™ system to be used at the prestigious N.N. Blokhin Cancer Research Center in Moscow.

CONFERENCE CALL INFORMATION

Mazor will hold a conference call for the investment community Wednesday, May 29th at 8:30 AM ET, (3:30 PM IST) .Investors within the United States who wish to participate are invited to call 800-762-8779 and reference the Conference ID: 4621448.   Participants in Israel can use the toll free dial-in number 1809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 480-629-9645, using the same Conference ID number.

A replay of the event will be available for two weeks following the conclusion of the call.  To access the replay, callers in the United States can call 800-406-7325 and reference the Replay Access Code: 4621448.  All international callers can dial 303-590-3030, using the same Replay Access Code.  To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

Mazor will hold a conference call for the investment community in Hebrew Wednesday, May 29th at 2:30PM Israel time (7:30 AM EST). Investors who wish to participate are invited to call +972-3-9180691.

A replay of the event will be available for two weeks following the conclusion of the call.  To access the replay please dial +972-3-9255944. The reply will also be available on the company website www.mazorrobotics.com.

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics Ltd. (TASE: MZOR;NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical guidance systems and complementary products in the spine surgical markets that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been used in the placement of over 35,000 implants in the United States, Asia and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, please visit www.mazorrobotics.com, the content of which is not part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. For example, when we discuss our belief regarding the acceleration of our penetration rate to the U.S. and global markets, or when we discuss the expected receipt of the second tranche amount of approximately $7.5 million, we are using forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447

Chris Gale – Media
cgale@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(U.S. Dollars in thousands)
(UNAUDITED)

(in thousands except net loss per share data)	Three months ended
	March 31,
	2013	2012
Statements of Operations Data
Revenue	$4,906	$2,443
Cost of revenue	$950	$601
Gross profit	$3,956	$1,842
Operating costs and expenses:
Research and development	$928	$599
Selling and Marketing	$3,109	$1,910
General and administrative	$575	$446
Total operating costs and expenses	$4,612	$2,955
Loss from operations	$(656)	$(1,113)
Financing expenses, net	$(9,898)	$(138)
Loss before taxes on income	$(10,554)	$(1,251)
Taxes on income (tax saving)	38	2
Net loss	$(10,592)	$(1,253)
Net loss attributable to ordinary shareholders	$(10,592)	$(1,253)
Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.36)	$(0.06)
Weighted average common shares outstanding – Basic and diluted	29,241	22,178

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(U.S. Dollars in thousands)

(in thousands)	As of
	March 31,	December 31,
	2013	2012
	Unaudited	Audited
Balance Sheet Data:
Current Assets
Cash and cash equivalents	$13,744	$12,797
Investments in marketable securities	$1,370	$4,156
Trade receivables	$3,261	$1,147
Other accounts receivable	$928	$680
Inventory	$1,244	$1,257
Total Current Assets	$20,547	$20,037
Long term Assets
Prepaid lease fees	$69	$64
Deferred tax assets, net	$91	$80
Property and equipment, net	$776	$766
Intangible assets, net	$314	$387
Total Long Term Assets	$1,250	$1,297
Total assets	$21,797	$21,334

Current liabilities
Trade payables	$1,381	$1,318
Other accounts payable	$3,791	$2,706
Total current liabilities	$5,172	$4,024

Long term Liabilities
Derivative liabilities on account of warrants	$13,897	$3,990
Employee benefits	$304	$199
Liabilities to the OCS	$-	$301
	$14,201	$4,490
Total liabilities	$19,373	$8,514
Equity
Share capital	$73	$73
Share premium	$58,942	$58,910
Amounts allocated to share options	$554	$554
Capital reserve for share-based payment transactions	$3,334	$3,170
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(62,598)	$(52,006)
Total equity	$2,424	$12,820
Total liabilities and shareholders' equity	$21,797	$21,334

Mazor Robotics Ltd.
Reconciliation of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

(in thousands except net loss per share data)	Three months ended
	March 31,
	2013	2012
GAAP gross profit	$3,956	$1,842
Amortization of intangible assets	$73	$76
Stock-based compensation:	$2	$2
Non-GAAP gross profit	4,031	1,920
GAAP gross profit as percentage of revenues	80.6%	75.4%
Non-GAAP gross profit as percentage of revenues	82.2%	78.6%

GAAP operating expenses	$4,612	$2,955
Stock-based compensation:
Research and development	$(27)	$(4)
Selling and Marketing	$(69)	$(115)
General and administrative	$(82)	$(42)
Non-GAAP operating expenses	$4,434	$2,794

GAAP operating loss	$(656)	$(1,113)

Non-GAAP operating loss	$(403)	$(874)

GAAP Financing expenses, net	$(9,898)	$(138)
Change in fair value of derivative instruments	$9,907	$-
Non-GAAP Financing expenses, net	$9	$(138)

GAAP net loss	$(10,592)	$(1,253)
Stock-based compensation	$180	$163
Amortization of intangible assets	$73	$76
Change in fair value of derivative instruments	$9,907	$-
Non-GAAP net loss	$(432)	$(1,014)

GAAP basic and diluted loss per share	$(0.36)	$(0.06)

Non-GAAP basic and diluted loss per share	$(0.01)	$(0.05)

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

(in thousands )	Three months ended
	March 31,
	2013	2012
Cash flows from operating activities:

Loss for the period	$(10,592)	$(1,253)

Adjustments:

Depreciation and amortization	146	124
Change in fair value of derivative liability on account of warrants	9,907	-
Finance expenses (income), net	(47)	12
Share-based payment transactions	180	163
Taxes on income	38	2

Change in inventory	13	(28)
Change in trade and other accounts receivable	(2,362)	(1,623)
Change in prepaid lease fees	(5)	3
Change in trade and other accounts payable	794	435
Change in employee benefits	105	19

Interest received	58	313
Income tax paid	(35)	(2)

Net cash used in operating activities	(1,800)	(1,835)

Cash flows from investing activities:

Proceeds from short-term investments and deposits, net	2,830	2,996
Purchase of fixed assets	(83)	(133)

Net cash provided by investing activities	2,747	2,863

Cash flows from financing activities:

Proceeds from exercise of share options to employees and service providers	16	-
Net cash from financing activities	16	-

Net increase (decrease) in cash and cash equivalents	963	1,028
Cash and cash equivalents at the beginning of the period	12,797	1,655
Effect of exchange rate differences on balances of
cash and cash equivalents	(16)	94

Cash and cash equivalents at the end of the period	$13,744	$2,777